NEWS RELEASE

Pan American Silver achieves 2024 production guidance and
enters 2025 with a record cash balance
All amounts are expressed in US$ unless otherwise indicated. Results are preliminary and unaudited and could be adjusted based on final results.
Vancouver, B.C. - January 15, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") achieved its production guidance for 2024, with 21.1 million ounces of silver and 892 thousand ounces of gold produced in 2024. Guidance was also achieved for annual production of zinc, lead and copper.
The full-year ("FY 2024") production results were driven by strong performance in the fourth quarter 2024 ("Q4 2024"):
•Silver production of 6.0 million ounces in Q4 2024, with the La Colorada mine in Mexico making a significant contribution, producing 1.6 million ounces of silver in the quarter.
•Gold production of 224 thousand ounces in Q4 2024, which excludes December production from the La Arena mine in Peru, the sale of which was completed on December 2, 2024, as previously announced by the Company.
"The strong production results combined with proceeds from the sale of La Arena have significantly increased Pan American's cash balances. We entered 2025 with cash and short-term investments totaling $887.3 million, positioning the Company well to execute on its strategic priorities," said Michael Steinmann, President and Chief Executive Officer. "We are pleased to have delivered on our production guidance for 2024, driven by the back-end loaded production profile we had previously indicated. Notable performance was recorded at our two flagship operations: La Colorada and Jacobina. The La Colorada mine produced 1.6 million ounces of silver in Q4 2024, demonstrating the benefit of the new ventilation infrastructure. Meanwhile, 197 thousand ounces of gold were produced from the Jacobina mine in 2024, the highest recorded production in the mine's history."
Cash and Short-term Investments
At December 31, 2024, Pan American's cash and cash equivalents, on an unaudited basis, totaled $862.8 million and short-term investments totaled $24.5 million, together representing an increase of $417.4 million from September 30, 2024. The cash balance included $306.6 million in cash proceeds from the divestment of Pan American's 100% interest in La Arena S.A., comprised of the $245 million cash consideration as well as an amount paid in respect of working capital, which remains subject to further adjustment. The Company's revolving credit facility remained undrawn at year end, resulting in anticipated total available liquidity of $1,637.3 million at December 31, 2024.
2024 PRELIMINARY PRODUCTION VERSUS 2024 GUIDANCE

Consolidated Production	FY 2024 Actual(1)	FY 2024 Guidance(2)
Silver (Moz)	21.1	21.0 - 23.0
Gold (koz)	892	868 - 988(3)
Zinc (kt)	45	42 - 46
Lead (kt)	21	19 - 22
Copper (kt)	5	4
(1) 2024 production figures are preliminary and subject to final adjustment.
(2) The 2024 Guidance was provided in the Company’s Management's Discussion and Analysis ("MD&A") for the period ended December 31, 2023.

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(3)The 2024 Guidance for annual gold production has been adjusted to exclude the forecast gold production at La Arena for December 2024. Pan American completed the sale of its interest in La Arena S.A. on December 2, 2024.
PRELIMINARY 2024 PRODUCTION RESULTS

	Silver Production (thousand ounces)		Gold Production (thousand ounces)
	Q4 2024	FY 2024	Q4 2024	FY 2024
Silver Segment:
La Colorada (Mexico)	1,606	4,878	0.7	2.6
Cerro Moro (Argentina)	829	2,969	22.5	77.5
Huaron (Peru)	919	3,519	—	0.1
San Vicente (Bolivia)(1)	735	3,109	—	—

Gold Segment:
Jacobina (Brazil)	1	4	52.4	196.7
El Peñon (Chile)	1,174	3,870	32.4	126.8
Timmins (Canada)(2)	7	15	27.9	123.7
Shahuindo (Peru)	73	278	34.7	135.1
La Arena (Peru)(3)	9	38	14.9	77.4
Minera Florida (Chile)	240	646	20.8	80.3
Dolores (Mexico)	424	1,735	17.9	72.3
Total Production	6,018	21,061	224.2	892.5
(1)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(2)The Timmins operation is comprised of the Timmins West and Bell Creek mines and the Bell Creek mill, together "Timmins".
(3)Production to November 30, 2024. Pan American completed the sale of its interest in La Arena S.A. on December 2, 2024.
2024 Base Metal Production

(thousand tonnes)	Q4 2024	FY 2024
Zinc	14.1	45.1
Lead	6.1	20.8
Copper	1.0	5.2
Q4 2024 and FY 2024 FINANCIAL RESULTS
Pan American plans to release its financial results for Q4 2024 and audited financial results for FY 2024 on February 19, 2025, after market close. The results will include the final production figures, cash and short-term investments figures, cash costs and all-in sustaining costs for Q4 2024 and FY 2024, as well as 2025 production and cost guidance.
Conference Call and Webcast
Date: February 20, 2025
Time: 11:00 am ET (8:00 am PT)
Participants can register at: https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10196160&linkSecurityString=fe574774c0
Registered participants will receive their dial in number upon registration.

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Those without internet access or who prefer to speak with an operator may dial:
1-844-763-8274 (toll-free in Canada and the U.S.)
1-647-484-8814 (international participants)
The live webcast, presentation slides and the MD&A for the three and twelve month periods ended December 31, 2024 will be available at panamericansilver.com. An archive of the webcast will also be available for three months on Pan American's website.
Technical Information
Scientific and technical information contained in this news release has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Exploration and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimates of 2024 production figures, which remain subject to verification and adjustment, including our estimated production of silver, gold, and other metals in 2024; estimates of cash and short-term investments and total available liquidity at December 31, 2024, which remain subject to verification and adjustment; and the timing for release of our Q4 2024 and FY 2024 financial results.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our

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ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments, including legal restrictions relating to mining and risks relating to expropriation; risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the heading "Risk Factors" in the Circular, and under the heading “Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.